Exhibit 99.1

EHang Announces New Regionalized Marketing Management Team and Changes to Board Composition

Guangzhou, China, July 23, 2020 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced the appointment of a new regionalized marketing management team. Mr. Edward Xu, the Company’s Chief Strategy Officer, will lead the marketing activities outside of Europe, and Mr. Andreas Perotti, Chief Marketing Officer of EHang Europe, will lead the marketing activities in Europe. EHang has established an international team in Europe to further enhance its local presence and operations, which is a part of the Company’s strategic expansion initiative as a global AAV technology company.

Mr. Edward Xu, Chief Strategy Officer

Prior to joining EHang, Mr. Xu served as the Head of Asia Transportation Research at Morgan Stanley Asia Limited. During his 15-year career as an equity research analyst at Morgan Stanley, he covered the aviation, transportation and logistics industries extensively and developed deep insights and relationships in these industries in Asia.

Mr. Andreas Perotti, Chief Marketing Officer of EHang Europe

Mr. Perotti has over a decade of extensive international marketing and communications experience with senior marketing roles in the aviation industry, government and telecom sectors, including the European Parliament, Telekom Austria Group, FACC AG, and more.

Meanwhile, Mr. Derrick Xiong has resigned from his positions as the Company’s Chief Marketing Officer and director. Mr. Xiong’s resignation is for personal reasons and will become effective on July 27, 2020. After this change, the Company’s board of directors (the “Board”) will consist of a majority of independent directors.

“On behalf of the Board and management team, I would like to express our sincere appreciation to Derrick for his dedication and tremendous contributions to EHang. We wish him all great success in his future endeavors,” said Mr. Huazhi Hu, EHang’s Founder, Chairman of the Board and Chief Executive Officer. “We believe the new regionalized marketing management team with their strong expertise and international capabilities will bolster our marketing capabilities globally. By leveraging local talents, we will be able to offer customized solutions that address specific local market needs. We are confident that EHang will continue to be a global leader in our industry.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. Our mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Media Contact:

pr.cn@ehang.com

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

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